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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of November 2006

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:

1.   PRESS RELEASE DATED NOVEMBER 20, 2006

News Release                           For Immediate Release: November 20, 2006


Polyair Inter Pack Inc. Announces Agreement to Sell Its Interest in PXL Cross Linked Foam Corporation

TORONTO,  November 20, 2006 - Polyair Inter Pack Inc. (the "Company") (TSX/AMEX:
PPK) announced today that it has entered into an agreement to sell its 50.1% interest in PXL Cross Linked Foam Corporation. The sale is subject to the satisfaction of certain conditions and is expected to close at the end of November 2006. The Company expects to receive approximately U.S.$2.5 million in consideration, which includes repayment of shareholder loans, all of which will be applied towards working capital and capital expenditures in Polyair's core protective packaging business.

Mr. Victor D'Souza, interim Chief Executive Officer of the Company, stated that "The sale of our interest in PXL is in keeping with our previously announced strategy of narrowing the group's focus to its core protective packaging business. Funds from this sale will further improve the Company's liquidity and provide funding to expand our integrated packaging systems business, which we believe has good growth potential."

Polyair Inter Pack Inc. (www. Polyair.com) through its Polyair Packaging Division manufactures and distributes a wide range of protective packaging products. These products are sold to distributors and retailers across North America. The company operates nine manufacturing facilities, seven of which are in the USA where it generates the majority of its sales.

Certain information included in this release contains statements that are forward looking. Such forward-looking information involves risks and uncertainties that could significantly affect anticipated results in the future. We caution that forward-looking statements should not be regarded as a representation by the company that the future plans, estimates, or expectations contemplated by us will in fact be achieved. Please refer to the Company's reports filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) for a description of the business environment in which it operates and important factors that may materially affect its results. Polyair Inter Pack Inc. is not under any obligation, and expressly disclaims any such obligation, to update or alter its forward-looking statements.

For more information contact:
Stysia Reay
Polyair Inter Pack Inc.
Phone: (416) 679-6591
Email: sreay@polyair.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: November 30, 2006                 By:/s/MICHAEL FREEL
                                        Michael Freel, Director of Finance